Confidential Draft No. 8 Submitted to the Securities and Exchange Commission on March 21, 2018

As filed with the Securities and Exchange Commission on                     , 2018

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

the Securities Act of 1933

BLOOM ENERGY CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	3620	77-0565408
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1299 Orleans Drive

Sunnyvale, California 94089

(408) 543-1500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

KR Sridhar

Chief Executive Officer

Bloom Energy Corporation

1299 Orleans Drive

Sunnyvale, California 94089

(408) 543-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson, Esq. Sayre E. Stevick, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500	Shawn M. Soderberg, Esq. Bloom Energy Corporation 1299 Orleans Drive Sunnyvale, California 94089 (408) 543-1500	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares the underwriters have the right to purchase from the Registrant, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Explanatory Note

This Draft Registration Statement No. 8 is being submitted solely for the purposes of submitting certain exhibits as noted in the exhibit index and amending the disclosures in Item 16 of Part II of the Draft Registration Statement. No changes or additions are being made hereby to the preliminary prospectus constituting Part I of the Draft Registration Statement or to Items 13, 14, 15 or 17 of Part II of the Draft Registration Statement. Accordingly, the preliminary prospectus constituting Part I of the Draft Registration Statement and Items 13, 14, 15 and 17 of Part II of the Draft Registration Statement have been omitted.

Part II

Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits are included herein or incorporated by reference.

Exhibit Number	Description

1.1†	Form of Underwriting Agreement

3.1†	Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of this offering

3.2†	Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering

3.3#	Amended and Restated Certificate of Incorporation of the Registrant, as amended and currently in effect

3.4#	Bylaws of the Registrant, as currently in effect

4.1†	Form of Common Stock Certificate of the Registrant

4.2#	Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated June 30, 2011

4.3#	Amendment No. 1 to Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated December 14, 2015

4.4#	Indenture by and among the Registrant, certain guarantors party thereto and U.S. Bank National Association, as trustee, dated as of December 15, 2015

4.5#	Form of 6% Convertible Senior Secured PIK Note due 2020 (included in Exhibit 4.4)

4.6#	Security Agreement by and among the Registrant, certain guarantors party thereto and U.S. Bank National Association, as collateral agent, dated as of December 15, 2015

4.7#	Agreement and Warrant to Purchase Common Stock by and between Keith Daubenspeck and the Registrant, dated June 27, 2014

4.8#	Agreement and Warrant to Purchase Common Stock by and between Dwight Badger and the Registrant, dated June 27, 2014

4.9#	Plain English Warrant Agreement by and between Triplepoint Capital LLC, a Delaware limited liability company, and the Registrant, dated December 31, 2010

4.10#	Amended and Restated Plain English Warrant Agreement by and between Triplepoint Capital LLC, a Delaware limited liability company, and the Registrant, dated December 15, 2011

4.11#	Agreement and Warrant to Purchase Series F Preferred Stock by and between PE12GVVC (US Direct) Ltd. and the Registrant, dated July 1, 2014

4.12#	Agreement and Warrant to Purchase Series F Preferred Stock by and between PE12PXVC (US Direct) Ltd. and the Registrant, dated July 1, 2014

4.13#	Warrant to Purchase Preferred Stock by and between Atel Ventures, Inc., in its capacity as Trustee for its assignee affiliated funds, and the Registrant, dated December 31, 2012

4.14#	Plain English Warrant Agreement by and between Triplepoint Capital LLC, a Delaware limited liability company, and the Registrant, dated September 27, 2012

4.15#	Agreement and Warrant to Purchase Series G Preferred Stock by and between Keith Daubenspeck and the Registrant, dated June 27, 2014

Exhibit Number	Description

4.16#	Agreement and Warrant to Purchase Series G Preferred Stock by and between Dwight Badger and the Registrant, dated June 27, 2014

4.17#	Amendment No. 2 to Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated August 4, 2016

4.18#	Amendment No. 3 to Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated September 20, 2016

4.19#	First Supplemental Indenture by and among Registrant, certain guarantor party thereto and U.S. Bank National Association, as trustee, dated as of September 20, 2016

4.20#	Indenture by and among the Registrant, certain guarantors party thereto and U.S. Bank National Association, as trustee, dated as of June 29, 2017

4.21#	Form of 10% Senior Secured Note due 2024 (included in Exhibit 4.20)

4.22#	Security Agreement by and among the Registrant, U.S. Bank National Association, as trustee and U.S. Bank National Association, as collateral agent, dated as of June 29, 2017

4.23#	Common Stock Purchase Warrant by and between Canada Pension Plan Investment Board and the Registrant, dated August 31, 2017

5.1†	Opinion of Fenwick & West LLP

10.1†	Form of Indemnification Agreement for directors and executive officers

10.2#	2002 Equity Incentive Plan and form of agreements used thereunder

10.3#	2012 Equity Incentive Plan and form of agreements used thereunder

10.4†	2016 Equity Incentive Plan and form of agreements used thereunder

10.5†	2016 Employee Stock Purchase Plan and form of agreements used thereunder

10.6#	NASA Ames Research Center Enhanced Use Lease dated December 5, 2011 by and between the Registrant and National Aeronautics and Space Administration, as amended as of November 1, 2012, August 25, 2014 and August 17, 2016

10.7#	Standard Industrial Lease dated April 5, 2005 by and between the Registrant and The Realty Associates Fund III, L.P., as amended as of April 22, 2005, January 12, 2010, April 30, 2015 and December 7, 2015

10.8#	Ground Lease by and between 1743 Holdings, LLC and the Registrant dated as of March 2012.

10.9#	Offer Letter by and between the Registrant and KR Sridhar, dated April 1, 2002

10.10#	Offer Letter by and between the Registrant and Randy Furr, dated April 9, 2015

10.11#	Offer Letter by and between the Registrant and Susan Brennan, dated October 3, 2013

10.12*	Second Amended and Restated Limited Liability Company Agreement of Diamond State Generation Holdings, LLC, dated as of March 20, 2013 (PPA II)

10.13*	Guaranty by the Registrant, dated as of March 16, 2012 (PPA II)

10.14*	Master Operation and Maintenance Agreement by and between Diamond State Generation Partners, LLC and the Registrant, dated as of April 13, 2012 (PPA II)

10.15#	Equity Contribution Agreement by and among the Registrant, Diamond State Generation Partners, LLC, and Deutsche Bank Trust Company Americas, dated as of March 20, 2013 (PPA II)

Exhibit Number	Description

10.16*	Note Purchase Agreement by and between Diamond State Generation Partners, LLC and the Purchasers thereunder, dated as of March 20, 2013 (PPA II)

10.17*	Master Energy Server Purchase Agreement between the Registrant and Diamond State Generation Partners, LLC, dated as of April 13, 2012 (PPA II)

10.18#	Omnibus First Amendment to MESPA, MOMA and ASA by and among the Registrant, Diamond State Generation Partners, LLC and Diamond State Generation Holdings, LLC, dated as of March 20, 2013 (PPA II)

10.19*	Amended and Restated Operating Agreement of 2014 ESA HoldCo, LLC, dated as of September 24, 2014 (PPA IV)

10.20#	Guaranty by the Registrant, dated as of July 18, 2014 (PPA IV)

10.21*	Amended and Restated Purchase, Use and Maintenance Agreement by and between the Registrant and 2014 ESA Project Company, LLC, dated as of July 18, 2014 (PPA IV)

10.22*	Equity Capital Contribution Agreement by and among Clean Technologies 2014, LLC and Exelon Generation Company, LLC, dated as of July 18, 2014 (PPA IV)

10.23	First Amendment to Equity Capital Contribution Agreement, dated as of March 16, 2015 (PPA IV)

10.24*	Amendment No. 2 to Equity Capital Contribution Agreement, dated as of September 30, 2015 (PPA IV)

10.25*	Note Purchase Agreement by and among 2014 ESA Project Company, LLC and the Purchasers thereunder, dated as of July 18, 2014 (PPA IV)

10.26*	Amendment No. 1 to Note Purchase Agreement, dated as of March 16, 2015 (PPA IV)

10.27*	Amendment No. 2 to Note Purchase Agreement, dated as of September 25, 2015 (PPA IV)

10.28*	Amendment No. 3 to Note Purchase Agreement and Consent, dated as of March 14, 2016 (PPA IV)

10.29*	Amended and Restated Operating Agreement of 2015 ESA HoldCo, LLC, dated as of June 25, 2015 (PPA V)

10.30#	Guaranty by the Registrant, dated as of June 25, 2015 (PPA V)

10.31*	Amended and Restated Purchase, Use and Maintenance Agreement by and between the Registrant and 2015 ESA Project Company, LLC, dated as of June 25, 2015 (PPA V)

10.32*	Equity Capital Contribution Agreement by and between Clean Technologies 2015, LLC and 2015 ESA InvestCo, LLC, dated as of June 25, 2015 (PPA V)

10.33	Amendment No. 1 to Equity Capital Contribution Agreement, dated as of November 19, 2015 (PPA V)

10.34*	Credit Agreement by and among 2015 ESA Project Company, LLC, the Lenders referred to therein, Crédit Agricole Corporate Investment Bank, Keybank National Association and Silicon Valley Bank, Manufacturers and Traders Trust Company and Mizuho Bank, Ltd., Crédit Agricole Corporate and Investment Bank, and Wilmington Trust, National Association, dated as of June 25, 2015 (PPA V)

10.35*	Equity Capital Contribution Agreement with respect to Diamond State Generation Holdings, LLC, by and among Clean-Technologies II, LLC, Diamond State Generation Holdings, LLC, Diamond State Generation Partners, LLC, and Mehetia Inc., dated as of March 16, 2012 (PPA II)

10.36*	First Amendment to the Equity Capital Contribution Agreement with respect to Diamond State Generation Holdings, LLC dated as of April 13, 2012 (PPA II)

Exhibit Number	Description

10.37*	Administrative Services Agreement by and between Registrant, Diamond State Generation Holdings, LLC, and Diamond State Generation Partners, LLC, dated as of April 13, 2012 (PPA II)

10.38*	Depositary Agreement among Diamond State Generation Partners, LLC, Deutsche Bank Trust Company Americas, and Deutsche Bank Trust Company Americas, dated as of March 20, 2013 (PPA II)

10.39*	2012 V PPA Holdco, LLC Second Amended and Restated Operating Agreement, dated as of August 30, 2013 (PPA IIIa)

10.40#	First Amendment to Second Amended and Restated Operating Agreement, dated as of March 28, 2014 (PPA IIIa)

10.41#	Guaranty by the Registrant, dated as of March 28, 2014 (PPA IIIa)

10.42*	Amended and Restated Master Energy Server Purchase Agreement between Registrant and 2012 V PPA Project Company, LLC dated as of December 21, 2012 (PPA IIIa)

10.43#	First Amendment to Amended and Restated Master Energy Server Purchase Agreement, dated as of March 27, 2013 (PPA IIIa)

10.44*	Omnibus Amendment to MESPA, MOMA, ASA, REC PSA and Equity Contribution Tri-Party Agreement, dated as of August 30, 2013 (PPA IIIa)

10.45#	Fourth Amendment to Amended and Restated Master Energy Server Purchase Agreement, dated as of March 28, 2014 (PPA IIIa)

10.46*	Equity Contribution Tri-Party Agreement by and among 2012 V PPA Holdco, LLC, 2012 V PPA Project Company, LLC, and Registrant dated as of December 21, 2012 (PPA IIIa)

10.47*	Amended and Restated Master Operation and Maintenance Agreement, by and between 2012 V PPA Project Company, LLC and Registrant, dated as of December 21, 2012 (PPA IIIa)

10.48*	Amended and Restated Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies III, LLC dated as of August 30, 2013 (PPA IIIa)

10.49*	Administrative Services Agreement by and between Registrant, 2012 V PPA Holdco, LLC and 2012 V PPA Project Company, LLC dated as of December 21, 2012 (PPA IIIa)

10.50*	Amended and Restated Credit Agreement among 2012 ESA Project Company, LLC, PE12GVVC (BLOOM PPA) LTD., PE12PXVC (BLOOM PPA) LTD., the other Lenders from time to time party hereto, PE12GVVC (BLOOM PPA) LTD., and Deutsche Bank Trust Company Americas, dated as of August 30, 2013 (PPA IIIa)

10.51*	Consent and First Amendment to Amended and Restated Credit Agreement dated as of March 28, 2014 (PPA IIIa)

10.52*	Depositary Agreement among 2012 V PPA Project Company, LLC, PE12GVVC (Bloom PPA) LTD., and Deutsche Bank Trust Company Americas dated as of February 21, 2013 (PPA IIIa)

10.53*	2013 ESA Holdco, LLC Amended and Restated Operating Agreement, dated as of August 2, 2013 (PPA IIIb)

10.54#	First Amendment to Amended and Restated Operating Agreement, dated as of March 28, 2014 (PPA IIIb)

10.55*	Amended and Restated Guaranty by the Registrant, dated as of August 2, 2013 (PPA IIIb)

10.56*	Amended and Restated Master Energy Server Purchase and Services Agreement between Registrant and 2013 ESA Project Company, LLC dated as of September 25, 2013 (PPA IIIb)

Exhibit Number	Description

10.57*	First Amendment to Amended and Restated Master Energy Server Purchase and Services Agreement, dated as of March 28, 2014 (PPA IIIb)

10.58*	Second Amendment to Amended and Restated Master Energy Server Purchase and Services Agreement, dated as of July 18, 2014 (PPA IIIb)

10.59*	Third Amendment to Amended and Restated Master Energy Server Purchase and Services Agreement, dated as of October 24, 2014 (PPA IIIb)

10.60*	Fourth Amendment to Amended and Restated Master Energy Server Purchase and Services Agreement, dated as of May 5, 2015 (PPA IIIb)

10.61*	Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of August 2, 2013 (PPA IIIb)

10.62*	First Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of September 25, 2013 (PPA IIIb)

10.63*	Second Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of March 28, 2014 (PPA IIIb)

10.64*	Third Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of July 18, 2014 (PPA IIIb)

10.65*	Fourth Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of October 24, 2014 (PPA IIIb)

10.66*	Fifth Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of May 5, 2015 (PPA IIIb)

10.67*	Amended and Restated Administrative Services Agreement by and between Registrant, 2013B ESA Holdco, LLC, and 2013B ESA Project Company, LLC, dated as of September 25, 2013 (PPA IIIb)

10.68#	First Amendment to Amended and Restated Administrative Services Agreement, dated as of March 28, 2014 (PPA IIIb)

10.69*	Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank dated as of September 25, 2013 (PPA IIIb)

10.70	First Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of November 14, 2013 (PPA IIIb)

10.71*	Second Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of July 18, 2014 (PPA IIIb)

10.72*	Third Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of October 24, 2014 (PPA IIIb)

10.73*	Fourth Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of May 5, 2015 (PPA IIIb)

10.74	Fifth Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of June 22, 2015 (PPA IIIb)

10.75*	Administrative Services Agreement by and between Registrant, 2014 ESA HoldCo, LLC, and 2014 ESA Project Company, LLC, dated as of July 18, 2014 (PPA IV)

10.76*	Depositary Agreement among 2014 ESA Project Company, LLC, Deutsche Bank Trust Company Americas, and Deutsche Bank Trust Company Americas, dated as of July 18, 2014 (PPA IV)

Exhibit Number	Description

10.77*	Administrative Services Agreement by and between Registrant and 2015 ESA HoldCo, LLC, dated as of June 25, 2015 (PPA V)

10.78*	Depositary Agreement among 2015 ESA Project Company, Crédit Agricole Corporate and Investment Bank, Wilmington Trust, National Association, and Wilmington Trust, National Association, dated as of June 25, 2015 (PPA V)

10.79*#	Administrative Services Agreement by and between Registrant and 2015 ESA Project Company, LLC, dated as of June 25, 2015 (PPA V)

10.80#	Amendment No. 1 to Administrative Services Agreement by and between Registrant and 2015 ESA Project Company, LLC, dated as of August 22, 2016 (PPA V)

10.81*	Amendment No. 1 to Amended and Restated Purchase, Use and Maintenance Agreement by and between Registrant and 2015 ESA Project Company, LLC, dated as of August 10, 2016 (PPA V)

10.82*	Accounts Agreement by and among Registrant, 2013B ESA Project Company, LLC, Silicon Valley Bank and the Bank of New York Mellon, dated as of July 19, 2013 (PPA IIIb)

10.83*#	First Amendment to Accounts Agreement by and among Registrant, 2013B ESA Project Company, LLC, Silicon Valley Bank and the Bank of New York Mellon, dated as of December 30, 2013 (PPA IIIb)

10.84*	Second Amendment to Accounts Agreement by and among Registrant, 2013B ESA Project Company, LLC, Silicon Valley Bank and the Bank of New York Mellon, dated as of October 24, 2014 (PPA IIIb)

10.85*	First Amended and Restated Purchase, Use and Maintenance Agreement by and among Registrant and 2016 ESA Project Company, dated as of June 26, 2017 (Southern)

10.86*	Amendment No. 1 to Amended and Restated Purchase, Use and Maintenance Agreement by and between Registrant and 2016 ESA Project Company, LLC, dated as of September 11, 2017 (Southern)

10.87	Amendment No. 1 to Depository Agreement by and among Diamond State Generation Partners, LLC, Deutsche Bank Trust Company Americas and Deutsche Bank Trust Company Americas, dated as of March 21, 2017 (PPA II)

10.88	Amendment No. 1 to Credit Agreement by and between 2015 ESA Project Company, LLC and Crédit Agricole Corporate and Investment Bank, dated as of October 14, 2016 (PPA V)

10.89*	Amendment No. 2 to Credit Agreement by and among 2015 ESA Project Company, LLC, Crédit Agricole Corporate and Investment Bank and Lenders to the Credit Agreement, dated as of April 10, 2017 (PPA V)

10.90*	Amendment No. 1 to Amended and Restated Purchase, Use and Maintenance Agreement by and between Registrant and 2014 ESA Project Company, LLC, dated as of March 14, 2016 (PPA IV)

10.91*	Amendment No. 2 to Amended and Restated Purchase, Use and Maintenance Agreement by and between Registrant and 2015 ESA Project Company, LLC, dated as of December 16, 2016 (PPA V)

10.92*	First Amendment to Second Amended and Restated Limited Liability Company Agreement of Diamond State Generation Holdings, LLC, dated as of September 25, 2013 (PPA II)

10.93	Consent, Authorization, Waiver and First Amendment to Note Purchase Agreement by and between Diamond State Generation Partners, LLC and the holders, dated as of June 24, 2013 (PPA II)

Exhibit Number	Description

10.94	Second Amendment to Note Purchase Agreement by and among Diamond State Generation Partners, LLC and the Holders thereto, dated March 13, 2018 (PPA II)

21.1†	List of Subsidiaries

23.1†	Consent of Independent Registered Public Accounting Firm

23.2†	Consent of Fenwick & West LLP (See Exhibit 5.1)

24.1#	Power of Attorney (see page II-7 to this registration statement)

99.1#	Grant Agreement by and between the Delaware Economic Development Authority and the Registrant, dated March 1, 2012

†	To be filed by amendment.
*	Confidential treatment requested with respect to portions of this exhibit.
#	Previously filed.

(b) Financial Statements Schedules. All schedules are omitted because they are not applicable or the required information is shown in the Registrant’s financial statements or notes thereto.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the     day of                     , 2018.

BLOOM ENERGY CORPORATION

By:
KR Sridhar
Founder, President, Chief Executive Officer and Director

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints             and                 , and each of them, as his true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him and in his name, place or stead, in any and all capacities, to sign the registration statement filed herewith and any and all amendments to said registration statement (including post-effective amendments and any registration statement for the same offering covered by said registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitute or substitutes, may lawfully do or cause to be done hereby by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

KR Sridhar	Founder, President, Chief Executive Officer and Director (Principal Executive Officer)

Randy Furr	Chief Financial Officer (Principal Financial and Accounting Officer)

Kelly Ayotte	Director

Mary K. Bush	Director

John Doerr	Director

Colin L. Powell	Director

Signature	Title	Date

Scott Sandell	Director

Peter Teti	Director

Eddy Zervigon	Director